Exhibit 99.1

STANTEC INC.

Material Change Report

1.	Name and Address of Company:

Stantec Inc. (“Stantec”)
10160 – 112th Street
Edmonton, Alberta
Canada  T5K 2L6

The reporting issuer has its principal office in Edmonton, Alberta.

2.	Date of Material Change:

May 28, 2009.

3.	News Release:

A news release was issued by Stantec on May 29, 2009, and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec has received approval from the Toronto Stock Exchange (“TSX”) to commence a new normal course issuer bid on June 1, 2009, to enable it to purchase for cancellation, from time to time, certain of its common shares (“Common Shares”) through the facilities of the TSX.  Stantec’s current normal course issuer bid expires on May 31, 2009.

5.	Full Description of Material Change:

5.1         Full Description of Material Change:

In May, 2009, the directors of Stantec passed a resolution authorizing Stantec to purchase, from time to time over a twelve-month period commencing on June 1, 2009, its Common Shares pursuant to a normal course issuer bid through the facilities of the TSX.  The resolution also approved a draft Notice of Intention to Make a Normal Course Issuer Bid (“Notice of Intention”) and authorized any officer of Stantec to execute and send to the TSX such Notice of Intention with such amendments or variations thereto as such officer may approve.

The directors of Stantec, in passing the above resolution, concluded that the purchase for cancellation by Stantec of certain of its outstanding Common Shares represents an attractive investment and an appropriate and desirable use of Stantec’s available funds.  The purchase of Common Shares may also be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of Common Shares issued in connection with acquisitions.  The Common Shares will be purchased by Stantec for cancellation and Stantec intends to finance the purchase price for the Common Shares purchased by it from working capital.

The TSX has accepted Stantec’s Notice of Intention, pursuant to which Stantec may purchase up to 2,273,722 of its Common Shares, representing approximately 5% of Stantec’s total issued and outstanding shares as at May 18, 2009, namely 45,474,457.  The average daily trading volume of the Common Shares over the six calendar months preceding May 18, 2009 was 190,659.  Accordingly, under TSX rules and policies, Stantec is entitled on any trading day to purchase up to 47,664 Common Shares.  Once a calendar week, in excess of the daily 47,664 Common Share repurchase limit, Stantec may also purchase a block of Common Shares not owned directly or indirectly by an insider (i) having a purchase price of $200,000 or more, (ii) of at least 5,000 Common Shares having a purchase price of at least $50,000, or (iii) of at least 20 board lots of Common Shares which total 150% at the average daily trading volume in accordance with TSX rules.

The purchases may commence on June 1, 2009, and will terminate on May 31, 2010 or on such earlier date as Stantec may complete its purchases pursuant to the Notice of Intention.  Stantec will make the purchases on the open market in accordance with the rules and policies of the TSX, and the prices that Stantec will pay for any Common Shares will be the market price of such shares at the time of acquisition and may not be higher than the last independent trade of a board lot.

It is not anticipated that the contemplated purchases by Stantec will have any major impact on Stantec or its subsidiaries other than the beneficial effects resulting from the opportunities set out above.  One consequence of any issuer bid is that, upon any purchase of shares by Stantec, continuing shareholders will, in the absence of offsetting share issuances, have shares which represent an increased proportion of outstanding shares.

As at May 18, 2009, pursuant to Stantec’s normal course issuer bid in place from June 1, 2008 to May 31, 2009, Stantec had purchased 239,000 Common Shares at a weighted average price of $22.73 per share.

5.2         Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Jeffrey S. Lloyd
Vice President and Secretary
Stantec Inc.
10160 – 112th Street
Edmonton, Alberta
T5K 2L6
(780) 917-7016

9.	Date of Report:

DATED at Edmonton, Alberta this 29th day of May, 2009.